

April 12, 2013

Via E-mail
Mr. Frank C. Marchisello, Jr.
Executive Vice President and Chief Financial Officer
Tanger Factory Outlet Centers, Inc.
3200 Northline Avenue, Suite 360
Greensboro, NC 27408

> **Re:** **Tanger Factory Outlet Centers, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-11986**
>
> **Tanger Properties Limited Partnership**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 333-03526-01**

Dear Mr. Marchisello:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition…

Same Center Net Operating Income, page 55

1. Please tell us, and disclose in future Exchange Act periodic filings, how you define stabilized properties and how you determine the stabilized properties pool. In addition, please provide disclosures regarding properties removed from the same center pool in the most recent year (e.g., quantity and reasons for removal) and clearly disclose any differences between the same center pool and the existing properties pool, as defined on page 32.

2.   We note that you do not present net operating income (NOI) for the year ended December 31, 2010. In future Exchange Act periodic filings, in your presentation of NOI, please include the periods covered in the consolidated statements of operations.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation, page F-15

3.   We note that certain joint ventures that are considered variable interest entities are being accounted for using the equity method when it is determined that no single member has the power to direct the significant activities that affect the economic performance of the ventures. Please provide us with your analysis regarding members' power to direct the activities of the ventures, and tell us the rights that the other partners have that would preclude you from having the power to direct the activities of the VIE that most significantly impact the VIE's economic performance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or me at (202) 551-3694 if you have any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant